FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of  APRIL , 2002
                                          ------------

                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                    000-30390
                                  -----------
                                  (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
    -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X          Form 40-F
                            -------                 -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                       No    X
                           -------                  -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Hilton Petroleum Ltd.
                                          -------------------------------------
                                          (Registrant)

Date   April 29, 2002                     By  /s/ "Nick DeMare"
    ------------------------              -------------------------------------
                                          Nick DeMare
                                          Director
                                          (Signature)*

     *Print the name and title of the signing officer under his signature.

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                        Investor Relations 1-888-303-3361
                    TSX Venture Exchange: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com

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NEWS RELEASE                                                      April 29, 2002

                               3rd QUARTER UPDATE

OPERATIONS

During the period ended February 28, 2002, the Company recorded a loss of $16,475,097 ($0.45 per share) compared to a loss of $13,844 ($0.00 per share) for the comparable 2001 period. Petroleum and natural gas revenues decreased by 96%, from $4,356,049 during 2001 to $192,804 in 2002. A number of significant transactions occurred during 2001 which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills Prospects. Due to this focus, the Company, on March 8, 2001, completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production during the nine months ended February 28, 2002, from the ELH #1 well has been significantly curtailed as a result of water disposal problems. Revenue from oil and liquids production decreased 97% to $48,754 in 2002 from $1,685,508 in 2001. Production of oil and liquids in 2002 decreased 96% to 14,665 MCFE in 2002 from 367,404 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.32/MCFE compared to $4.59/MCFE in 2001, a decrease of 28%. Revenue from natural gas production decreased 97% to $144,050 in 2002 from $4,850,882 in 2001. Natural gas production decreased 95% to 44,406 MCF in 2002 from 865,877 MCF in 2001. The average price received in 2002 was $3.24/MCF, a decrease of 42% from $5.60/MCF in 2001. In January 2000, the Company was required by its banker to enter into oil and natural gas hedges. These hedges reduced revenues for the period ended February 28, 2001 by $2,180,341. The hedges were closed on the sale of the non-California petroleum and natural gas interests to Exco.

On an MCFE basis, production costs increased 6%, from $1.45/MCFE in 2001 to $1.54/MCFE in 2002. The depreciation and depletion rate increased 242%, from $0.96/MCFE in 2001 to $2.32/MCFE in 2002, due to unsuccessful exploration results in Regional California and the abandonment of the Company's interest in the San Joaquin Joint Venture. In addition, the Company recorded an impairment of $14,282,215 in 2002 as a result of the ceiling test performed effective February 28, 2002. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs increased by $54,625, approximately 6% from $919,102 in 2001 to $973,637 in 2002. The increase in general and administrative costs in 2002 occurred primarily due to additional costs in the marketing of Hilton Technologies' developed products. The Company has spent approximately $300,000 in consulting and marketing fees for Hilton Technologies. During the nine months ended February 28, 2001, the general and administrative costs included costs for maintaining a Tulsa office for its non-California petroleum and natural gas interests. This office was substantially closed after the sale of its petroleum and natural interest to Exco Resources Inc. subsequent to February 28, 2001.

During 2002, the Company recorded a $575,000 write-down of its investment in Trimark in recognition of a decline in the value of the Trimark shares.

Interest expense on long-term debt decreased by $675,710, approximately 57% from $1,195,036 in 2001 to $519,326 in 2002, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.


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Hilton Petroleum Ltd.
News Release April 29, 2002
Page 2


During the nine months ended February 28, 2002, the Company recorded $6,236,062 in expenditures on its petroleum interests, which was primarily comprised of: i) $4,672,433 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $29,450 for its share of the gas facility at East Lost Hills; iii) $705,020 for the drilling of the Pyramid Hills prospect; and iv) $829,159 for the exploration of the Regional California Prospects.

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2002, the Company had a working capital deficit of $4,006,511 comprising of cash and amounts receivable of $1,597,152 and accounts payable of $5,603,663. Substantially all of this working capital deficit arises from amounts due to the operator of East Lost Hills and San Joaquin. The Company has recorded a net amount due to the operator of $5,237,334. The Company does not agree with the amount claimed as owing by the operator and has advised them of the principal areas of disagreement with the balance claimed. While the adjustments requested are significant they will not eliminate the recorded payable.

The disappointing operating results at East Lost Hills and specifically, the ability to advance this project and demonstrate its viability, has resulted in a very low stock price for the Company, making it very difficult to raise additional funding. As the Company's main oil and gas asset is the East Lost Hills project, there is a direct relationship between positive operating developments and the Company's ability to raise additional capital for the project. In the past, the Company had been able to raise substantial funds to sustain development costs. Over the past few months, the Company has not been able to raise additional capital for this project, either through additional equity placement or sale of a portion of its interest in the project and the cash flow from the project has not been sufficient to sustain development costs. The cash flow from this project will be dedicated to paying down amounts owing to the operator. Immediately prior to the scheduled testing of the ELH #4 well, the operator raised the issue of outstanding balances, and refused to proceed with testing of the well. While the Company appreciates that the operator must seek to protect its interest; completion of testing may produce the results to allow additional fund raising to proceed. The Company does not have the funds to pay the full amounts the operator claims as owing and which they are requesting to be paid before they proceed to test the well. The Company understands that the operator proposes to negotiate to amend the terms of the operating agreement to put in place provisions to allow the operator to recover substantially more than the costs outstanding. No formal proposal has been received from the operator. The joint venture participants are in discussion with respect to this matter.

The Company requires further financing to fund the ongoing exploration costs at East Lost Hills. Such financing could be by way of the operator continuing to fund costs, additional equity financing or some other form of financing including the sale of a portion of the Company's interest in the assets. There is no assurance that the Company will be able to obtain any further financing for this project and the impact of this on the Company is not known.

Subsequent to February 28, 2002, an arbitration panel ruled in favour of the Company with respect to a dispute with Exco arising from the sale of the non-California petroleum and natural gas interests and awarded the Company about $850,000. This ruling will be accounted for in the next quarter's results.

PROPERTIES UPDATE

1.    General

With the change in operator at the East Lost Hills project the Company anticipated that the future development of the project would proceed rapidly and with minimal operational problems. To the contrary, the ongoing development of this project has continued to be plagued with problems. The slow pace of development and progress on key operational issues have had a negative impact on

Hilton Petroleum Ltd.
News Release April 29, 2002
Page 3


the Company's stockprice. Since the change in operatorship the Company's stock price has fallen from about $2.00 per share to about $0.30 per share. The apparent indifference of the operator and the lack of appreciation of the impact of their operations on the Company and other participants in the East Lost Hills project are cause for concern. It has been almost four years since the initial test well on this prospect commenced and while the promise remains; it remains to be seen whether it can be realized. The Company must consider all of its options to protect its interests.

2.    East Lost Hills Wells

The Company now holds a 9.5% working interest in the East Lost Hills Project. The Company previously held an additional 2.625% reversionary working interest which has, as a result of the Company's withdrawal from the Greater San Joaquin Basin Joint Venture, been returned. A review of the status of the wells follows:

(a)   East Lost Hills #1

      The ELH #1 well continues to produce at constrained levels, still requiring water disposal facilities. The operator has reported that they have been unable to negotiate a contract with the owner of the land at the proposed site of the disposal well. The operator has indicated that it has contacted an alternate surface owner in the same area and that they are attempting to negotiate access to this surface for a water disposal well.

      The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project.

      It is not known when this water disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

(b)   East Lost Hills #2

      The ELH #2 well was drilled to a total depth of 18,011 feet and production testing was completed. The well was suspended as a potential producer pending availability of water disposal facilities.

(c)   East Lost Hills #3

      The ELH #3 well was drilled to a total depth of 21,750 feet, in a separate structural block than the other East Lost Hills wells, and production testing was completed. Initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing or sidetracking.

(d)   East Lost Hills #4

      The ELH #4 well was drilled to its total depth of about 20,530 feet. The well was logged and a completion program was approved by all partners. Final casing has been run and a production liner has been installed in anticipation of a production test. The operator has recently notified the Company and other working interest participants that, due to non-payment of amounts billed, and as the operator does not have the right, under the existing operating agreements, to recover more than its costs, with interest, that it will not commence production testing of the #4 well. See also "Liquidity and Capital Resources".

Hilton Petroleum Ltd.
News Release April 29, 2002
Page 4


(e)   East Lost Hills #9

      The ELH #9 well has reached its total depth of about 21,100 feet. Current operations include running final casing and preparation for production testing. The issues of outstanding accounts, while not yet raised by the operator, are expected to come up before a production test will occur. This will further impact the progress of this project.

3.    San Joaquin

The Company held an interest in the Greater San Joaquin Basin Joint Venture. The only active drill prospect in this joint venture was the Pyramid Hills prospect. A well was spud at Pyramid Hills in late November 2001.

The Company has withdrawn from participation in this joint venture and accordingly, no longer has an interest in the Pyramid Hills prospect. The well at Pyramid Hills is a wildcat exploratory well that could cost up to US$25 million.

The withdrawal from this joint venture and the addition to the full cost pool of the costs related to this joint venture, including the billed but unpaid costs of drilling the Pyramid Hills well, has resulted in a write-off of $1,831,669.

NEW DEVELOPMENTS

During the quarter ended February 28, 2002,  the Company  expanded its operating
activities   through  its  subsidiary,   Hilton   Technologies   Ltd.   ("Hilton
Technologies").

Hilton Technologies has finalized a series of agreements with Eyekon Technologies Inc. ("Eyekon"), a private Canadian company. Eyekon has developed a proprietary simulation and artificial intelligence technology that uses real-time data within non-linear simulated environments to determine optimum responses. Although the technology has applications within many vertical markets, Eyekon, through a subsidiary, has been successfully utilizing it to great advantage in the oil and gas industries with clients such as Suncor, Syncrude and Shell. During the quarter, the Company concluded an agreement to acquire a 30% interest in this Eyekon subsidiary. The acquisition was considered strategic.

Hilton Technologies has identified several applications for the technology inside the oil and gas industry, specifically reservoir engineering and modeling, production optimization, directional drilling, and many offshore applications. In addition, there are many applications outside of the oil industry that will be investigated including fuel cell development. The Company has identified several opportunities to assist companies developing fuel cells and will attempt to conclude an agreement to market the rights to fuel cell development technology.

Within the series of agreements for product development, the first product to be developed entails the use of Eyekon's unique technology for use within a biological, chemical or nuclear attack simulation and response software package. Using real-time weather conditions, the system allows the user to simulate attacks within neighborhoods and/or national regions while visualizing fallout patterns and variable danger zones. Based on the simulation results, the system will also educate the user on evacuation routes and precautionary measures if exposure is, or may, become a concern. Eyekon will receive a 10% royalty based on the net revenue that Hilton Technologies receives on sale of the products.

As at February 28, 2002, the product has been developed and marketing efforts have started in earnest. To date, no sales have occurred.

Hilton Petroleum Ltd.
News Release April 29, 2002
Page 5

The Company is reviewing other possible applications for the technology.


Hilton's common shares are listed on the TSX Venture Exchange under the symbol (TSX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB: HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303-3361.
                            -----------------------

                                      -30-

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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